[name and address of shareholder]
16 January 2006
Public tender offer submitted by Nordic Telephone Company ApS
On 2 December 2005, Nordic Telephone Company ApS, which is indirectly wholly-owned by certain investment partnerships directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited, commenced a public tender offer to the holders of shares and American Depositary Shares issued by TDC A/S.
The Board of Directors of TDC A/S recommends holders of shares and American Depositary Shares issued by TDC A/S to accept the tender offer. Previously, TDC distributed the offer document including offer advertisement and the recommendation by the Board of Directors to our shareholders.
Nordic Telephone Company ApS has asked TDC to assist in the distribution of a letter from Nordic Telephone Company ApS to TDC’s shareholders. Please find enclosed this letter.
Yours sincerely
TDC A/S
TDC A/S
Nørregade 21
DK-0900 København C
Tel. +45 33 43 77 77
Fax +45 33 43 76 19